Via EDGAR

April 18, 2017

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc. (File No. 811-22481)

Apollo Tactical Income Fund Inc. (File No. 811-22591)

        Filing of Joint Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. (each, a “Fund” and collectively, the “Funds”), each an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of the Funds’ joint insured fidelity bond policy, attached hereto as Exhibit A;

(ii)	a copy of the resolutions of a special committee of each Fund’s Board of Directors, consisting of a majority of directors who are not “interested persons” (as defined in the 1940 Act) of the Funds, approving the amount, type, form and coverage of the joint insured fidelity bond, attached hereto as Exhibit B;

(iii)	a statement showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named as an insured under the joint insured fidelity bond, attached hereto as Exhibit C; and

(iv)	a copy of the joint fidelity bond agreement among each Fund and all the other named insureds, attached hereto as Exhibit D.

The premiums for the joint insured fidelity bond have been paid for the period of April 5, 2017 to April 5, 2018.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

Joseph D. Glatt
Chief Legal Officer and Secretary